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EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)

                                                                                   Year Ended
                                                --------------------------------------------------------------------------------
                                                   2002             2001              2000             1999             1998
                                                -----------      -----------       -----------      -----------      -----------
Income (loss) before income taxes, equity
   in earnings of non-consolidated
   affiliates, extraordinary item and
   cumulative effect of a change in
   accounting principle                         $ 1,191,261      $(1,259,390)      $   688,384      $   220,213      $   117,922
Dividends and other received from
   nonconsolidated affiliates                         6,295            7,426             4,934            7,079            9,168
                                                -----------      -----------       -----------      -----------      -----------
Total                                             1,197,556       (1,251,964)          693,318          227,292          127,090

Fixed Charges
   Interest expense                                 432,786          560,077           413,425          192,321          135,766
   Amortization of loan fees                         12,077           14,648            12,401            1,970            2,220
   Interest portion of rentals                      293,831          270,653            50,317           24,511           16,044
                                                -----------      -----------       -----------      -----------      -----------
Total fixed charges                                 738,694          845,378           576,143          218,802          154,030

Preferred stock dividends
   Tax effect of preferred dividends                     --               --                --               --               --
   After tax preferred dividends                         --               --                --               --               --
                                                -----------      -----------       -----------      -----------      -----------
Total fixed charges and preferred dividends         738,694          845,378           576,143          218,802          154,030

Total earnings available for payment of
   fixed charges                                $ 1,936,250      $  (406,586)      $ 1,269,461      $   446,094      $   281,120
                                                ===========      ===========       ===========      ===========      ===========

Ratio of earnings to fixed charges                     2.62                *              2.20             2.04             1.83
                                                ===========      ===========       ===========      ===========      ===========

Rental fees and charges                             839,516          773,293           429,476          306,393          200,550
Interest rate                                            35%              35%               35%               8%               8%

*For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.